HATELEY & HAMPTON
ATTORNEYS & COUNSELORS AT LAW

201 SANTA MONICA BOULEVARD
SUITE 300
SANTA MONICA, CALIFORNIA 90401-2224
TELEPHONE   (310) 576-4758
FACSIMILE   (310) 388-5899
EMAIL: dhateley@hateleyhampton.com

July 21, 2011

Ms. Sonia Bednarowski
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:	Thunderclap Entertainment, Inc. Response to Comment letter dated July 18, 2011 Registration Statement on Form S-1/A, Amendment No. 4 File No. 333-172658 Filed: March 7, 2011

Dear Ms. Bednarowski:

Enclosed is the Pre-Effective Amendment No. 4 to the above Registration Statement. The changes are made in response to your comment letter dated July 18, 2011.

General

1.	Noted and done.

2.	Noted and done.

Prospectus Summary

3.	Page 6 and 9: Revised to include the total assets as of March 31, 2011.

4.
Page 4: Revised to explain that the burn rate from January 1, 2011 to April 30, 2011 was approximately $4,500 per month. The Company’s burn rate from May 1, 2011 to the present is approximately $500 per month. Accordingly, we added “From January 1, 2011 to April 30, 2011, our burn rate was approximately $4,500 per month. Presently, our monthly burn rate is approximately $500 per month, which consists of miscellaneous office expenses.”

LAW OFFICES OF HATELEY & HAMPTON

Ms. Sonia Bednarowski
July 21, 2011

Organization

5.	Noted and done. All losses are in parentheses.

Risk Factors

6.	Noted and done.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity

7.	We believe the registration statement already addresses this issue in a few places, however; we have revised the Liquidity paragraph to address your comment.

Description of Securities

Cumulative Voting

8.	We have revised this section to clarify the issue raised by your comment.

Exhibits

9.	Duplicative exhibits have been removed.

Exhibit 5.1a

10.	The opinion letter of Hateley & Hampton has been revised to address your comment.

We have made some conforming and minor corrections as set forth in the “redline” version. We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

LAW OFFICES OF HATELEY & HAMPTON

Ms. Sonia Bednarowski
July 21, 2011

Sincerely yours, HATELEY & HAMPTON, Donald P. Hateley, Esq., CPA

cc:	Gary L. Blum, Chairman Michael F. Matondi, III, President